SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER, 2004

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated November 8, 2004 regarding the end of the stabilising period and lapse of the over-allocation option.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2004

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

This announcement is for information purposes only and does not constitute an offer or invitation to subscribe for or purchase any securities, nor is it calculated to invite any such offer or invitation. This announcement is made pursuant to the requirements under Section 9(2) of the Securities and Futures (Price Stabilizing) Rules.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(a company incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

STABILISATION ACTION AND END OF STABILISING PERIOD

•	The stabilising period in connection with the Global Offering ended on 5 November 2004.

•	Stabilising actions were undertaken during the stabilising period with the purchase of 47,280,000 Shares in the price range of HK$5.45 to HK$5.85 per Share and the purchase of 8,398,000 ADSs in the price range of US$10.57 to US$11.35 per ADS, to cover over-allocations in the International Offering.

•	The Over-allocation Option has not been exercised and will lapse on 15 November 2004.

Unless otherwise defined in this announcement, terms defined in the prospectus of Hutchison Telecommunications International Limited dated 30 September 2004 shall have the same meanings when used in this announcement.

The Board announces that the stabilising period in connection with the Global Offering ended on 5 November 2004, the thirtieth day after the last day for the lodging of applications under the Hong Kong Public Offering. As advised by the Global Co-ordinator, in its capacity as stabilising manager for the Global Offering, stabilising actions were undertaken during the stabilising period with the purchase of 47,280,000 Shares in the price range of HK$5.45 to HK$5.85 per Share and the purchase of 8,398,000 ADSs in the price range of US$10.57 to US$11.35 per ADS. The Global Co-ordinator has also advised that the last purchase made in the course of stabilising action was on 21 October 2004 at the price of US$10.60 per ADS.

As at the date of this announcement, the Over-allocation Option has not been exercised. As 173,250,000 Shares have been purchased from the market to settle the 173,250,000 Shares borrowed from the Selling Shareholder to cover over-allocations in the International Offering, the borrowed Shares have been returned to the Selling Shareholder in full and the Over-allocation Option will not be exercised and will lapse on 15 November 2004.

As at the date of this announcement, the Executive Directors are Mr LUI Pok Man, Dennis, Mr Tim PENNINGTON and Mr CHAN Ting Yu. The Non-executive Directors are Mr FOK Kin-ning, Canning, Mrs CHOW WOO Mo Fong, Susan and Mr Frank SIXT. The Independent Non-executive Directors are Mr KWAN Kai Cheong, Mr John W. STANTON and Mr Kevin WESTLEY.

By order of the Board

Edith Shih

Company Secretary

Hong Kong, 8 November 2004